SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                    Elektrocieplownia Nowa Sarzyna Sp. z.o.o.
                         Sichuan Jialing Power Co. Ltd.

                      (Names of foreign utility companies)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)

     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 57 thereunder, Enron Corp. ("Enron"), an Oregon corporation, files this form to notify the Securities and Exchange Commission that the companies ("FUCOs") described herein are, and claim status as foreign utility companies within the meaning of Section 33 of the Act. Each FUCO is described in Item 1.

     Enron is currently a debtor in possession under U.S. bankruptcy law. It is estimated that Enron had in excess of 2,500 subsidiaries prior to its recent bankruptcy filing. Enron's bankruptcy was followed by the dismissal of its auditors, Arthur Andersen LLP, investigations by numerous state and federal agencies, and the filing of numerous law suits. A significant number of Enron employees were terminated from their positions or left the company voluntarily for employment elsewhere, and many Enron subsidiaries and assets have been sold, wound down, and or closed. All these factors have caused significant disruption at Enron and it is impossible to state with certainty what assets and subsidiaries currently comprise the Enron group of companies. Nevertheless, although an analysis of all governing corporate, limited partnership, limited liability company and similar documents and instruments has not been undertaken, based on information obtained from Enron's corporate records and Enron employees Enron has been able to prepare this filing and believes it to be substantially accurate.

Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

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     This form describes the ownership interests of two companies meeting the requirements of Section 33 of the Act. Item 1 of the form is divided into two parts, each describing a FUCO and the facilities in which it holds an interest.

1. Sichuan Jialing Electric Power Co. Ltd.

a. Facility. This company operates a 359 megawatt coal-fired co-generation facility in Chengdu City, Sichuan Province, China.

b. Ownership. Enron International Chengdu Power Ltd. owns 51% of the outstanding voting securities of Sichuan Jialing Electric Power Co. Ltd. Enron International Chengdu Power Ltd. is 100% owned by Enron International Chengdu Power Holdings Ltd., which is 100% owned by Enron Asia Pacific/Africa/China L.L.C., which is 100% owned by Atlantic Commercial Finance Inc., which is 100% owned by Enron Corp. Sichuan Electric Power Corporation, an unaffiliated company, owns the remaining 49% of the outstanding voting securities of Sichuan Jialing Electric Power Co. Ltd.

c. Business Addresses:             Sichuan Jialing Electric Power Co., Ltd.
                                   No. 135, Wangping Street
                                   Chengdu City
                                   Sichuan Province
                                   China

2. Elektrocieplownia Nowa Sarzyna Sp. z.o.o.

a. Facility. This company operates a 116 megawatt natural gas powered generation facility in Nowa Sarzyna, Poland.

b. Ownership Structure. Elektrocieplownia Nowa Sarzyna Sp. z.o.o. is 100% directly owned by Enron Poland Investment B.V., which is owned 50% by Nowa Sarzyna Holding B.V. (which is 100% directly owned by Enron) and 50% by Blackbird S.a.r.l. (which is 100% owned by Pelican Bidder LLC). Pelican Bidder LLC is owned 99.99% by SE Acquisition, L.P. (as the Class B Member) and 0.01% by Blue Heron I LLC (as the Class A Managing Member). SE Acquisition, L.P. is owned 99.99% by Whitewing Associates L.P. (as the Limited Partner) and 0.01% by Blue Heron I LLC (as the General Partner). Blue Heron I LLC's sole member is Whitewing Associates L.P. Whitewing Associates L.P.'s partners are Whitewing Management LLC (General Partner), Osprey Trust, an unaffiliated trust, (Preferred Limited Partner), Peregrine I LLC and Kingfisher I LLC (both Limited Partners). Kingfisher I LLC's sole member is BAM Lease Company, whose sole member is Enron. Whitewing Management LLC's members (Osprey Trust, an unaffiliated trust, and Egret LLC) each have a 50% membership interest. Peregrine I LLC and Egret I LLC's sole member is PE Holdings LLC, whose sole member is Enron.


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c. Business Addresses: Electrocieplownia Nowa Sarzyna Sp. z.o.o.
                       Ul. Chemikow 1 37-310
                       Nowa Sarzyna
                       Poland

Item 2. State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

     A subsidiary of Enron, Portland General Electric ("PGE"), an Oregon corporation, is a public utility company that is engaged in the generation, transmission and distribution of electricity in the State of Oregon. PGE does not own or control any voting securities or "interests" in the abovementioned FUCOs. PGE entered into Master Service Agreement on July 16, 2001 and Tasking Letter No. TL-01-2001 on the same date with Enron Engineering Operational Services Co. wherein PGE was to survey the coal fired plant at Chengdu, China and estimate the O&M cost for Sichuan Jialing Electric Power Co., Ltd. to run the plant as an operator, as well make recommendations for improvements to the plant, including but not limited to the areas of labor, equipment, maintenance, heat rate, etc. The term of the agreement was July 31, 2001 through September 30, 2001. PGE has not entered into any other contracts relating to the FUCOs.

Exhibit A:

State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Compahnia Estadual de Gas do Rio de Janeiro and Riogas S.A. Enron incorporates this certificate by reference.


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                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 20, 2002             Enron Corp.

                                     By:  /s/ Raymond M. Bowen, Jr.

                                     Raymond M. Bowen, Jr.
                                     Executive Vice President and Chief
                                       Financial Officer


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